Mail Stop 0305

August 30, 2006

Richard M. Cohen
Chief Executive Officer
22 Newton Lane
East Hampton
New York 11937

Re: Newtown Lane Marketing, Incorporated
Form SB-2 filed August 18, 2006
File No. 333- 135495

Dear Mr. Cohen:

We have reviewed your responses to the comments in our letter dated July 25, 2006 and have the following additional comments. Please note that all references to page numbers correspond to the marked version provided by counsel.

General

1. We note your relationship with Eaton & Van Winkle. Please confirm that neither Eaton & Van Winkle nor any of its partners have an interest in the company that exceeds $50,000 or revise to include the disclosure required by Item 509 of Regulation S-B. Refer to Instruction 1 to Item 509.

Determination of Offering Price, page 15

2. Please revise to disclose the basis for your decision to lower the offering price of the shares to ten cents below the conversion price of your debentures.

Dilution of the Price You Pay for Your Shares, page 16

3. While we note the chart you have included in response to prior comment 9, it appears that the information you have provided with respect to existing shareholders assumes a purchase price of $.25/share. We note that you issued 3,000,000 shares for $.025/share. Please revise this section to provide information with respect to purchases that were made for significantly less than the current offering price. See Item 506 of Regulation S-B.

Selling Security Holders, page 18

4. While we note that you have added disclosure regarding Mr. Barter in response to prior comment 12, please revise to provide the material terms of the December private placement by which the selling security holders received their shares. Additionally, it appears that you are registering for the selling security holders only the additional shares issued in the private placement as opposed to both these shares and the shares underlying the convertible debentures. Please confirm and note that the shares underlying your convertible debentures will not be freely tradable following the effectiveness of your registration statement absent an exemption from registration.

5. As a follow-up to the comment above, please expand footnote 15 to provide more information regarding the issuance of shares to Mr. Barter. For example, why was Mr. Barter owed compensation? We note that he is listed as an employee on page 36, but do not find a description of his position or services in the filing. Did you have an agreement with Mr. Barter that allowed him to convert compensation into shares? If so, please file such agreement. Additionally, your statement that the shares were issued "as of" June 30, 2006 is unclear. Revise to disclose the date on which the shares were actually issued.

Plan of Operation, page 36

6. We note your statement at the bottom of page 37 indicating that you do not believe that you will require additional capital in the next twelve months because you do not intend to incur expenses in addition to those you currently incur in the course of your operations. However, given your net loss for the last three months and your remaining cash on hand, it is not clear how you will continue to operate at your current level for twelve months following the effectiveness of this registration statement. Revise to provide additional detail or advise.

Executive Compensation, page 40

7. We note your response to prior comment 24 but reissue it in part. Please revise the table to include applicable information for Mr. Burde. Additionally, while footnote (1) may indicate that Mr. Cohen did not receive any salary from you prior to December 2005, it should not indicate that the information disclosed represents pay for only part of the fiscal year, as Item 402(b) of Regulation S-B requires that you disclose the amount earned by the named executive officers during the fiscal year covered.

June 30, 2006 Interim Financial Statements, page F-1
Note 1. Significant Accounting Policies, page F-6

8. As you began generating revenues in the quarter ended June 30, 2006, please disclose an accounting policy for your revenue recognition. The policy should be descriptive of each separate revenue activity and terms for which you may recognize revenues.

Note 3. Investment in Joint Venture, page F-7

9. Please revise to include further details on the investment in the KSV joint venture in your first quarter of fiscal year 2007. Include your accounting/consolidation policy in your footnote as well as any other conditions, guarantees, or terms of this joint venture arrangement. As this is a 50% owned joint venture, we would expect that you account for this entity under the equity method. Please revise to disclose any income received from the venture since your investment. Refer to APB 18, paragraph 20.

March 31, 2006 Annual Financial Statements, page F-8

10. We note from page 36 that the company employs four officers and only two of these officers received compensation during your fiscal year end. As we would expect the Company's financial statements to reflect reasonable compensation levels for its employees based on their contributed services, please revise the financial statements to reflect the fair value of the services provided by these officers as an expense and a capital contribution in the Company's financial statements for all periods presented. Refer to the analogous guidance outlined in SAB Topic 5:T.

Exhibits

11. Please file as exhibits or incorporate by reference all agreements governing the terms of the transactions by which the selling shareholders received their shares. For example, we would expect to see any purchase agreement regarding the December 2005 private placement filed as an exhibit. See Items 601(b)(10)(i)(A) and 601(b)(4) of Regulation S-B.

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Closing

        We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Joseph Foti, at (202) 551-3816, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 779-9928
        Vincent J. McGill, Esq.
        Eaton & Van Winkle LLP